Exhibit 4. (b)(iii).2  Promissory Note dated May 13, 2003

PROMISSORY NOTE

     Pursuant to our Offer to Purchase Agreement for the "Jenn Project", for value received First Empire Entertainment.com Inc. ("First Empire") unconditionally promises to pay to or to the order of Current Capital Corp. on demand at Toronto, Ontario the sum of $50,000.00 (Fifty Thousand Dollars), bearing no interest.

     The principal of this Promissory Note shall be paid in Canadian dollars without set-off or counterclaim.

     First Empire waives presentment, protest and notice of any kind in the enforcement of this Promissory Note.

     Made at Toronto, Ontario this 13th day of May 2003.

FIRST EMPIRE ENTERTAINMENT.COM INC.
Per:

/s/ Terence Robinson

Terence Robinson
Chief Executive Officer